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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             COLUMBIA ENERGY GROUP
                           (Name of Subject Company)

                             COLUMBIA ENERGY GROUP
                      (Name of Person(s) Filing Statement)

                         COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                   197648108
                     (CUSIP Number of Class of Securities)

                              MICHAEL W. O'DONNELL
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             COLUMBIA ENERGY GROUP
                            13880 DULLES CORNER LANE
                            HERNDON, VIRGINIA 20171
                                 (703) 561-6000

   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    COPY TO:

                             NEIL T. ANDERSON, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Columbia Energy Group, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 13880 Dulles Corner Lane, Herndon, Virginia 20171. The class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer disclosed in the Tender Offer Statement on Schedule 14D-1, dated June 25, 1999 (the "Schedule 14D-1"), of the bidder, NiSource Inc., an Indiana corporation ("NiSource"), to, through its wholly-owned subsidiary, CEG Acquisition Corp., a Delaware corporation ("Sub" and together with NiSource, the "Bidder"), purchase all of the outstanding shares (the "Shares") of Common Stock at a price per Share of $68.00 (the "Offer Price") net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 1999 and in the related Letter of Transmittal (together, the "Offer"). The Schedule 14D-1 was filed on June 25, 1999 after the Bidder first publicly disclosed on June 24, 1999 its intention to commence the Offer. The Offer to Purchase states that the principal executive offices of NiSource and Sub are located at 801 East 86th Avenue, Merrillville, Indiana 46410.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b)(1) Certain contracts, agreements, arrangements, or understandings between the Company and its executive officers, directors or affiliates are described in the sections entitled "Security Ownership of Certain Beneficial Owners, Directors and Management," "Standard Directors' Compensation," "1998 Executive Compensation Plan," "Employment Agreements," and "Approval of Amendments to the 1996 Long-Term Incentive Plan" in the Company's Proxy Statement for the Annual Meeting of Stockholders held on May 19, 1999 (the "Proxy Statement"). A copy of the relevant portions of the Proxy Statement is filed as Exhibit (c)(1) hereto and the portions of such Proxy Statement referred to above are incorporated herein by reference.

    Vesting of rights and awards of Shares pursuant to the Company's Phantom Stock Plan for Outside Directors, 1996 Amended and Restated Long-Term Incentive Plan and 1998 Value Sharing Rights Plan (the "Plans") will occur in accordance with the terms of each of the Plans upon a change in control, defined as the occurrence of any of the following events: (a) the acquisition by any party or parties of the beneficial ownership of 25 percent or more of the voting shares of the Company; (b) the occurrence of a transaction requiring shareholders' approval for the acquisition of the Company through purchase or exchange of stock or assets, or by merger, or otherwise; or (c) the election during a period of 24 months, or less, of 30 percent or more of the members of the Board of Directors of the Company (the "Board"), without the approval of a majority of the Board as constituted at the beginning of the period.

    Directors of the Company may elect to receive lump sum payments of benefits accrued or deemed accrued under the Company's Retirement Plan for Outside Directors, as amended and restated in 1996, and will receive a lump sum payment of all amounts due them under the Company's Deferred Compensation Plan for Outside Directors, upon the occurrence of a change in control, or within 30 days thereafter, which is defined as the occurrence of any of the following events:
(a) the acquisition by any party or parties of the beneficial ownership of 25 percent or more of the voting shares of the Company; (b) the occurrence of a transaction requiring shareholders' approval for the acquisition of the Company through purchase of stock or assets, or by merger, or otherwise; (c) the election during a period of 24 months, or less, of 30 percent or more of the members of the Board, without the approval of a majority of the Board as constituted at the beginning of the period; or (d) the occurrence of a transaction requiring the filing of a report or disclosure with the Securities and Exchange Commission in connection with the obtaining of an interest in the Company through a purchase of stock or assets, or by merger or otherwise.

    The foregoing description of the Company's Phantom Stock Plan for Outside Directors, the Retirement Plan for Outside Directors, as amended and restated in 1996, the 1996 Amended and Restated Long-Term Incentive Plan, the Deferred Compensation Plan for Outside Directors, and the 1998 Value Sharing Rights Plan does not purport to be complete and is qualified in its entirety by reference to the pertinent portions of such plans which are filed respectively as Exhibits
(c)(2), (c)(3), (c)(4), (c)(5) and (c)(6) hereto, and are incorporated herein by reference.

    (b)(2) Various subsidiaries of the Company have contractual relationships with various affiliates of NiSource. From January 1, 1998 through June 30, 1999, Columbia Energy Services purchased approximately $40.1 million of gas from and sold approximately $79.2 million of gas to NiSource affiliates. Columbia Gas of Ohio ("COH") has hired NiSource affiliate Miller Pipeline Co. ("Miller") to perform new and replacement pipeline projects. In 1997 COH paid Miller approximately $7.7 million, in 1998 approximately $7.2 million and in 1999 through June 30 approximately $3.2 million. In 1998 COH entered into a ten year lease of a pipeline pursuant to which it will pay a NiSource affiliate approximately $365,000 per year. NESI Marketing ("NESI"), a NiSource gas marketer, has taken assigned capacity of COH-owned firm capacity on Columbia Transmission Company pipelines and is paying approximately $1.2 million per year to COH for that capacity. The five Columbia local distribution companies have base contracts with NESI but no business has been transacted under these contracts since their execution on March 1, 1996. Affiliates of NiSource and Columbia have standard operational balancing agreements and operation and maintenance agreements related to pipeline interconnections. From time to time, affiliates of NiSource and Columbia have entered into other small transactions.

    To the best knowledge of the Company, there are no other material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest, between the Company, its executive officers, directors or affiliates, on the one hand, and the Bidder, its executive officers, directors or affiliates, on the other hand.

    (c) Background of Contacts between NiSource and the Company.

    In November 1998, during a NiSource sponsored event to which representatives from a number of companies were invited, Oliver G. Richard, III, Chairman, President and Chief Executive Officer of the Company, and Mr. Neale, Chairman, President and Chief Executive Officer of NiSource, had discussions, as Mr. Richard has had with many industry executives over the years, about the active pace of change in the utility industry, including general discussions concerning the possibility of joint ventures, combinations or other transactions with respect to certain lines of businesses. On March 22, 1999, Mr. Neale and Mr. Richard sat at the same table at a gas and electric industry Y2K conference at the Old Executive Office Building in Washington, D.C. At this conference they did not engage in any substantive discussions regarding a business combination between NiSource and the Company. Also in March 1999, Mr. Neale and Mr. Richard saw each other by chance in the lobby of the Willard Hotel in Washington, D.C. As a courtesy, Mr. Richard gave Mr. Neale a ride to Mr. Neale's next destination in downtown Washington. During the ride Mr. Neale indicated he wanted to arrange a meeting with Mr. Richard. On a subsequent phone call, Mr. Richard agreed to meet with Mr. Neale on April 1, 1999.

    On April 1, 1999, Mr. Neale delivered a letter to Mr. Richard, which indicated that NiSource was interested in pursuing a transaction with the Company pursuant to which NiSource would purchase all of the outstanding Shares of the Company for cash in the amount of $63.00 per Share subject to certain conditions. Mr. Richard told Mr. Neale that in light of the brevity of their prior contacts, the idea of a written proposal pursuant to which NiSource would acquire Columbia was inappropriate at that time. Mr. Neale agreed to withdraw the letter and proposal. Mr. Richard agreed to meet again with Mr. Neale on April 16, 1999. Because of the impending Company proposal to Consolidated Natural Gas ("CNG") described below, Mr. Richard cancelled the planned April 16 meeting with Mr. Neale. On April 16 the Board met to discuss a possible public offer to acquire all of the outstanding common stock of CNG.

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    On April 16, 1999, NiSource delivered a letter addressed to Mr. Richard in which NiSource proposed a transaction pursuant to which NiSource would purchase all of the outstanding Shares of the Company for cash in the amount of $63.00 per Share. The Board met on April 18, 1999 to consider NiSource's April 16 letter. After receiving advice from the Company's financial advisors and outside counsel, the Board unanimously voted to reject the transaction proposed in NiSource's April 16 letter.

    On April 18, 1999, the Company publicly announced that it had submitted a formal proposal to CNG pursuant to which the Company would acquire all of the outstanding common stock of CNG for consideration consisting of cash and Common Stock valued at $70.00 per CNG share. The proposal was to be kept open until 5:00 p.m. May 3, 1999. The Company had long been interested in the potential for a combination with CNG. On May 27, 1998, in a meeting arranged by Salomon Smith Barney Inc., Mr. Richard met with George Davidson, Chairman of CNG, and began preliminary discussions regarding a potential combination of the Company and CNG. Mr. Richard and Mr. Davidson met again on July 7, 1998 and again on August 27, 1998 to discuss the potential combination of the Company and CNG. The Company had performed merger and acquisition analyses with respect to a business combination with CNG on an ongoing basis from the summer of 1998. The Company had delivered a letter to CNG on February 20, 1999 proposing a business combination transaction in which shareholders of CNG would receive between $66.00 and $70.00 per share. CNG subsequently entered into a merger agreement with Dominion Resources, Inc. ("Dominion") on February 22, 1999. Since that date, the Company had continued to review the status of the CNG-Dominion transaction and extensively reviewed the option of making an alternative proposal for CNG's board (the "CNG Board") to consider, particularly in light of the substantial decline in the value of the consideration offered to CNG shareholders in the CNG-Dominion transaction since its announcement.

    On or about April 20, 1999, Mr. Neale called Mr. Richard and offered to assist the Company in connection with its proposal to CNG.

    On May 3, 1999 the Company announced that in response to CNG's requests for additional information concerning the Company's April 18 proposal, detailed information had been provided to CNG and that the Company was extending its proposal until 5:00 p.m. on May 10, 1999. On May 7, 1999 the Company announced that it had completed providing information requested by CNG and that it would be sending a definitive merger agreement to CNG on May 8, 1999 for the consideration of CNG's Board of Directors. The definitive merger agreement was to be binding on the Company through 5:00 p.m. on May 10, 1999. On May 10, 1999 the Company announced that, in response to a written communication on behalf of CNG, it had extended the expiration of the definitive merger agreement until 5:00 p.m. on May 11, 1999. The Company was advised that the CNG Board was to meet on May 11, 1999 to consider the Company's proposal for a combination of the Company and CNG.

    On May 11, 1999 CNG and Dominion amended the terms of their transaction. The new terms of the CNG-Dominion transaction substantially increased the value of the aggregate consideration to be received by CNG shareholders as compared to the market value of the merger consideration under the original CNG-Dominion transaction as of the business day immediately prior to the Company's April 18 proposal to CNG. Following the decision by the CNG Board to enter into a revised and enhanced agreement with Dominion, the Company announced on the same day that it had withdrawn its offer to acquire CNG.

    On May 28, 1999, NiSource's financial advisor telephoned Salomon Smith Barney Inc. to discuss a possible acquisition of the Company by NiSource. Salomon Smith Barney Inc. confirmed that, consistent with Columbia's previous correspondence with NiSource, Columbia was not interested in negotiating a transaction with NiSource. NiSource's financial advisor indicated that NiSource planned to take its offer directly to Columbia's shareholders.

    On June 7, 1999 Bidder publicly disclosed a letter from Mr. Neale addressed to Mr. Richard offering to purchase all of the Company's Shares for $68.00 per Share (the "June 7 Proposal"). Mr. Richard advised Mr. Neale in writing that the Board would consider NiSource's revised unsolicited offer.

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    At a meeting of the Board held on June 10, 1999, the Board carefully considered the Company's business, financial condition and prospects, the terms of the June 7 Proposal and other matters. The Board had earlier met on April 18, 1999 to consider NiSource's unsolicited proposal to negotiate the purchase of the Company for $63.00 per Share, which the Board had unanimously rejected after receiving advice from its management and professional advisors. At the June 10 Board Meeting, after a lengthy discussion and following presentations by the Company's management and financial and legal advisors, the Board unanimously voted against entering into the $68 per Share merger contemplated in the June 7 Proposal.

    On June 19 and 20, 1999, the Company's financial advisors received calls from NiSource's financial advisor suggesting that NiSource would soon be commencing a tender offer.

    On June 21, 1999, Mr. Neale telephoned Mr. Richard and requested a meeting. Mr. Richard responded that a meeting was inappropriate but that Mr. Neale was free to make any proposal to the Company and indicated that the Board would give any such proposal full and fair consideration.

    On June 24, 1999 Bidder publicly announced its intention to commence the Offer, which was subsequently commenced on June 25, 1999.

    Also on June 24, 1999, the Company issued a press release urging its shareholders to take no action with respect to the Offer until the Board had issued its recommendation.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) At a meeting of the Board held on July 1, 1999, the Board carefully considered the Company's business, financial condition and prospects, the terms and conditions of the Offer and other matters, including presentations by its management and legal and financial advisors.

    FOR THE REASONS DESCRIBED BELOW, THE BOARD CONCLUDED, AMONG OTHER THINGS, THAT THE OFFER IS INADEQUATE, AND NOT IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD STRONGLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

    A copy of the press release announcing the Board's recommendation is attached hereto as Annex A and filed as Exhibit (a)(2) hereto. A copy of a letter to shareholders communicating the Board's recommendation is filed as Exhibit (a)(1) hereto, and is incorporated herein by reference.

    (b) In reaching the conclusions referred to in Item 4(a), the Board took into account numerous factors, including but not limited to the following:

        (i) The Board's familiarity with the business, financial condition, prospects and current business strategy of the Company, the nature of the industries in which the Company operates and the Company's strong position in these industries and the Board's belief that the Offer does not reflect the long-term values inherent in the Company. In this regard, the Board particularly considered:

            -- The fact that the Company has a unique network of assets and businesses that cannot be replicated. Its core businesses--transmission and distribution--are strategically located to serve growing energy markets (including power markets) in the Eastern United States. These businesses include highly valued storage assets.

            -- The fact that Columbia is expanding its non-regulated businesses, such as exploration and production, propane, LNG and power generation.

            -- The fact that the Company continues to seek ways to manage its existing assets to enhance their use for new, non-traditional business opportunities, such as the Company's recently announced decision to build a fiber network to carry telecommunications along a corridor of existing transmission right-of-way. The Company's extensive,

                                       4
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               integrated assets afford many opportunities to build value from evolving competitive markets, by using the Company's expertise and skills in nonregulated business environments and in businesses created by transformation and convergence in the energy industry.

            -- The Company's demonstrated ability over the past three years to reduce operating and maintenance expenses significantly in transmission and distribution and increase retained revenues from distribution assets.

            -- The Board's confidence in the Company's management team that has from January 1, 1995, through June 4, 1999, the business day prior to the public disclosure of the NiSource offer, driven the Company's total rate of return to shareholders to approximately 258% or 33.5% on an annual basis. These returns substantially exceeded returns on the Standard & Poor's 500 and the S&P Natural Gas Indices during the same time period.

            -- The fact that the Company's results for the fourth quarter of
               1998 and the first quarter of 1999 were affected by the impact of much warmer than normal weather on its distribution segment and by significant investment and costs in its marketing segment and the Board's belief that its stock price does not fully reflect the Company's true value or its attractive growth opportunities.

        (ii) The opinion of the Company's management as to the Company's prospects for future growth and profitability, based on its knowledge of the Company's businesses, its views as to the Company's long-term strategic plan, the various strategic initiatives which have been implemented over the past several years and the other opportunities available to the Company in the future, as well as management's view that the Offer Price is inadequate and that the Offer is an attempt to take advantage of short-term business and market factors.

       (iii) The written opinions to the Board of each of Morgan Stanley & Co. Inc. ("Morgan Stanley") and Salomon Smith Barney Inc. ("Salomon") to the effect that, as of July 1, 1999, the $68.00 per share consideration set forth in the Offer was inadequate from a financial point of view to the Company's shareholders other than NiSource and its affiliates, and the analyses performed by Morgan Stanley and Salomon in connection with the delivery of their opinions. Such written opinions delivered to the Board are attached hereto as Annexes B and C, respectively, and filed as Exhibits
             (a)(3) and (a)(4) hereto. The Company's shareholders are urged to read such opinions in their entirety. Such opinions were expressed after review of various financial criteria used in assessing an offer, and were based on various assumptions and subject to various limitations, which were reviewed for the Board as part of the Board presentations by Morgan Stanley and Salomon.

        (iv) The fact that the closing price of the Shares on June 30, 1999 (the date immediately prior to the date of the Board's meeting) was $63.0625 and, that based on Bidder's own stated view that the required regulatory approvals, if received at all, may take as long as 18 months, the present value of the Offer Price is only $60.53 based on a discount rate of 9.5%.

        (v) The Board's belief, in light of the terms of the present Offer, the Company's inherent earning power and long-term strategic plan and the short-term nature of the factors negatively affecting the Company's operations, business and stock price, that the interests of the Company, its shareholders and other constituencies would best be served by the Company continuing as an independent entity.

        (vi) The disruptive effect consummation of the Offer could have on the Company's employees, suppliers and customers and the communities where the Company operates.

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       (vii) The significant conditions to which the Offer is subject. Twelve conditions and many more sub-conditions must be satisfied or waived before Bidder is obligated to consummate the Offer. Many of the conditions are at the sole discretion of Bidder or subject to external events not directly related to the Company, including the receipt of numerous federal, state and local public utility regulatory consents and approvals, the absence of threatened or instituted actions by any governmental authorities or other persons which might diminish benefits expected by Bidder in its sole judgment regardless of materiality, the lack of any changes in the general economic or financial market conditions in the United States or abroad that could have a material adverse effect on any of the Company's subsidiaries, and that no tender or exchange offer for some or all of the Shares shall have been publicly announced by a third party.

      (viii) The serious regulatory hurdles associated with the Offer, including the likely negative reaction of numerous state and federal regulators to NiSource's need to borrow $5.7 billion to consummate the Offer, creating a highly leveraged debt-to-capital ratio of approximately 84%.

    The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but includes all material factors considered by the Board. In reaching its determination to reject the Offer, the Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Throughout its deliberations, the Board received the advice of its legal and financial advisors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company has retained both Morgan Stanley and Salomon as the Company's financial advisors in connection with the evaluation of and response to the Offer and other matters arising in connection therewith. In addition, the Company has retained MacKenzie Partners, Inc. ("MacKenzie") to assist the Company in connection with its communications with shareholders with respect to, and to provide other services to the Company in connection with, the Offer.

    (a) MORGAN STANLEY & CO. INC. AND SALOMON SMITH BARNEY INC.

    Pursuant to separate engagement letters, each dated July 1, 1999, the Company has retained Morgan Stanley and Salomon to act as the Company's financial advisors in connection with the Offer and related matters. Pursuant to the engagement letters, the Company has agreed to pay each of Morgan Stanley and
Salomon:

        (i)  an initial fee of $4,000,000;

        (ii) a fee of $8,000,000 in the event that the Board concludes that the Offer is not in the best interests of the Company's shareholders and the Offer is withdrawn or does not result in, by July 1, 2000, the acquisition of 50% or more of the voting stock of the Company by NiSource or any other party, the signing of a definitive agreement by NiSource or any other party to acquire the common stock of the Company, or a change in at least 4 members of the Board as a result of the Offer, except that so long as the majority of the Board is not changed by July 1, 2001, the fee will be payable even if at least 4 members of the Board are changed by July 1, 2000; and

       (iii) a business combination fee (against which the initial fee will be credited) in the event of any transaction in which (A) a majority of voting stock of the Company or all or substantially all of the assets of the Company are acquired, (B) the Company is acquired other than through the acquisition of the Company's capital stock or (C) the business of the Company is combined with that of another entity and the Company's shareholders would own less than

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             50% of the stock of the surviving entity, equal to 0.225% of the aggregate value (as defined in the engagement letters) of such transaction.

    In addition, the Company has agreed to pay each of Morgan Stanley and Salomon a transaction fee if, in connection with the engagement letters, Columbia elects to enter into any transaction involving a business combination or restructuring of the Company, sale or joint venture of assets of the Company, negotiated sales of securities or certain other specified transactions (other than a transaction of the type described in (iii) above or a transaction with an aggregate value of less than $200 million), which fee is calculated as a percentage of the transaction's aggregate value, ranging from 1.0% to 0.245%. The initial fee paid under (i) above will be credited against the transaction fee on a dollar-for-dollar basis to the extent that the transaction fee exceeds $8,000,000, up to a maximum credit of $4,000,000. In the event that the Company jointly retains Morgan Stanley and Salomon on such transactions, the Company agrees to pay each of them 75% of the transaction fee.

    If, in connection with the engagement letters, the Company repurchases or sells equity, preferred or debt securities in a public or private placement, Morgan Stanley and Salomon will be given first preference to lead or co-lead such repurchase or offering. If the Company elects not to use Morgan Stanley or Salomon in connection with such transactions, the Company will nevertheless pay them fees associated with such transactions as if they had been retained by the Company.

    The Company has agreed to reimburse Morgan Stanley and Salomon for their expenses, including reasonable travel costs and reasonable fees of outside counsel and other professional advisors engaged with the Company's consent. The Company has also agreed to indemnify Morgan Stanley and Salomon and certain related persons against various liabilities relating to or arising out of their engagements, including liabilities under the federal securities law. In the ordinary course of business, Morgan Stanley and Salomon may from time to time effect transactions and hold positions in securities of the Company and NiSource.

    (b) MACKENZIE PARTNERS, INC.

    The Company has also retained MacKenzie to assist the Company in connection with its communications with stockholders with respect to, and to provide other services to the Company in connection with, the Offer. The Company will pay MacKenzie reasonable and customary compensation for their services and will reimburse MacKenzie for their reasonable out-of-pocket expenses incurred in connection therewith. The Company has also agreed to indemnify MacKenzie against various liabilities relating to its engagement.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) The Company has from time to time bought back Shares on the open market within the past 60 days. Between the dates of May 20 and May 28, the Company repurchased 713,500 Shares at an average price of $53.04, excluding a $.04 per Share commission.

    To the best of the Company's knowledge, no other transactions in Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company, other than the option grants referred to in Item 3(b) above.

    (b) To the best of the Company's knowledge, none of the Company's executive officers, directors, affiliates or subsidiaries presently intends to tender to the Bidder pursuant to the Offer or sell any Shares that are held of record or beneficially owned by such persons, but rather such persons presently intend to continue to hold such securities.

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ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a-b) For the reasons discussed in Item 4 above, the Board has concluded that the Offer is inadequate and not in the best interests of the Company and its shareholders and strongly recommends that the Company's shareholders reject the Offer and not tender their Shares pursuant to the Offer. The Company is not engaged now in any negotiations in response to the Offer that relate to, or would result in, one or more of the following or a combination thereof: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    (a) DELAWARE TAKEOVER STATUTE. The Delaware Takeover Statute may have the effect of significantly delaying the Bidder's ability to acquire the entire equity interest in the Company.

    In general, the Delaware Takeover Statute prevents an "Interested Stockholder" (as defined below) from engaging in a "Business Combination" (defined as a variety of transactions, including a merger) with the Company for a period of three years following the time such person became an Interested Stockholder, unless: (i) before the time such person became an Interested Stockholder, the Board either approved the Business Combination or the transaction in which such person became an Interested Stockholder; (ii) upon consummation of the transaction which resulted in such person becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by directors who are also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or following the time at which such person became an Interested Stockholder, the Business Combination is (A) approved by the Board and (B) authorized at a meeting of shareholders by an affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock of the Company not owned by the Interested Shareholder. Additionally, under the Delaware Takeover Statute, the restrictions described above do not apply to certain Business Combinations proposed by an Interested Shareholder following the announcement or notification, but prior to the consummation or abandonment of, one of certain extraordinary transactions involving the Company and a person who had not been an Interested Shareholder during the three years preceding the date of the proposed Business Combination or who became an Interested Shareholder with the approval of a majority of the Board or who became an Interested Shareholder during the period in which the restrictions of the Delaware Takeover Statute did not apply.

    For purposes of the Delaware Takeover Statute the term "Interested Shareholder" generally means a person who beneficially owns 15% or more of the Company's outstanding voting stock, other than any person who owns shares in excess of the 15% limitation on, or acquired such shares pursuant to a tender offer commenced prior to, December 23, 1987, or pursuant to an exchange offer announced prior to December 23, 1987 and commenced within 90 days thereafter and either (A) continued to own shares in excess of such 15% limitation or would have but for action by the Company or (B) is an affiliate or associate of the Company and so continued (or so would have continued but for action by the Company) to be the owner of 15% or more of the outstanding voting stock of the Company at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder.

    The foregoing summary of the Delaware Takeover Statute does not purport to be complete and is qualified in its entirety by reference to the provisions of the Delaware Takeover Statute.

    (b) LITIGATION. NiSource has commenced two litigations against the Company and its directors, one in Delaware Chancery Court and one in the United States District Court for the District of Delaware. The Chancery Court complaint alleges that the Company's certificate of incorporation requires 13 persons to be on the Board and that, therefore, the Company's current 12-person Board violates the certificate. The complaint seeks an order requiring a special meeting to elect a thirteenth director.

    NiSource's federal court complaint, among other things (1) alleges that certain statements that the Company has made in connection with NiSource's overtures to purchase the Company have been false and misleading in violation of the Securities and Exchange Act of 1934, as amended; (2) seeks an injunction requiring the Company to take all actions necessary to exempt the NiSource tender offer from the requirements of the Delaware Takeover Statue; and (3) seeks injunctive relief against the Company taking any defensive actions against the NiSource offer.

    In addition, five purported shareholder class actions have been filed against the Company in Delaware Chancery Court. These actions are in the process of being consolidated into one action entitled IN RE COLUMBIA ENERGY GROUP SHAREHOLDER LITIGATION and allege, among other things, that the Company and its directors have breached their fiduciary duties to the Company's shareholders by not negotiating with NiSource regarding its offer to purchase the Company. The complaint also makes an allegation similar to that contained in the NiSource chancery court complaint that the Company's current Board composition violates its certificate of incorporation.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit (a)(1)  Form of Letter to Shareholders of the
                Company, dated July 6, 1999.*

        (a)(2)  Form of Press Release, dated July 6,
                1999.*

        (a)(3)  Opinion of Morgan Stanley & Co. Inc.,
                dated July 1, 1999.*

        (a)(4)  Opinion of Salomon Smith Barney Inc.,
                dated July 1, 1999.*

Exhibit (c)(1)  Excerpts from the Company's Proxy
                Statement for the Annual Meeting of
                Shareholders held on May 19, 1999.

        (c)(2)  Phantom Stock Plan for Outside
                Directors.

        (c)(3)  Retirement Plan for Outside Directors,
                as amended and restated in 1996.

        (c)(4)  1996 Amended and Restated Long-Term
                Incentive Plan.

        (c)(5)  Deferred Compensation Plan for Outside
                Directors.

        (c)(6)  1998 Value Sharing Rights Plan.

    This document and the exhibits attached hereto may contain certain statements that are considered "forward-looking statements" under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. There can be no assurance that actual results will not differ materially due to various factors, many of which are beyond the control of the Company, including, but not limited to, competition and general economic, capital and commodity market conditions and other risks described from time to time in the Company's reports with the Securities and Exchange Commission including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K. The safe harbor provisions of the PSLRA with respect to forward-looking statements are not available to statements made in connection with a tender offer.

------------------------

*   Included in copies mailed to shareholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 1999             COLUMBIA ENERGY GROUP

                                By:  /s/ MICHAEL W. O'DONNELL
                                     -----------------------------------------
                                     Name: Michael W. O'Donnell
                                     Title:  Senior Vice President
                                           and Chief Financial Officer

EXHIBIT INDEX

Exhibit (a)(1)  Form of Letter to Shareholders of the
                Company, dated July 6, 1999.*

        (a)(2)  Form of Press Release, dated July 6,
                1999.*

        (a)(3)  Opinion of Morgan Stanley & Co. Inc.,
                dated July 1, 1999.*

        (a)(4)  Opinion of Salomon Smith Barney Inc.,
                dated July 1, 1999.*

Exhibit (c)(1)  Excerpts from the Company's Proxy
                Statement for the Annual Meeting of
                Shareholders held on May 19, 1999.

        (c)(2)  Phantom Stock Plan for Outside
                Directors.

        (c)(3)  Retirement Plan for Outside Directors,
                as amended and restated in 1996.

        (c)(4)  1996 Amended and Restated Long-Term
                Incentive Plan.

        (c)(5)  Deferred Compensation Plan for Outside
                Directors.

        (c)(6)  1998 Value Sharing Rights Plan.

------------------------

*   Included in copies mailed to shareholders.